

May 9, 2012

<u>Via email</u>
Elisabeth A. Ising, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave. N.W.
Washington, D.C. 20036

>   **Re: AOL Inc.**
>   **Definitive Additional Materials**
>   **Filed May 2, 2012 and May 3, 2012**
>   **File No. 001-34419**

Dear Ms. Ising:

We have reviewed your response letter and have the following comment.

<u>General</u>

1.   Please refer to prior comment 2 and provide us with support for the statements which have not been characterized as opinion and a copy of the BIA/Kelsey report from March 2012 to which you refer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3757.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions